Filed Pursuant to Rule 253(g)(2)

File No. 024-12692

Fundrise Balanced eREIT II, LLC

SUPPLEMENT NO. 6 DATED June 1, 2026

TO THE OFFERING CIRCULAR DATED December 17, 2025

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated December 17, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 17, 2025 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On June 1, 2026, the Manager of the Company declared a daily distribution of $0.0000684930 per share (the “June 2026 Daily Distribution Amount”) (which equates to approximately 0.27% on an annualized basis calculated at the current rate, assuming a $9.19 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on June 1, 2026 and ending on June 30, 2026 (the “June 2026 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the June 2026 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2026. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.